SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 21 August 2008

PRUDENTIAL PLC ANNOUNCES A CORRECTION TO THE SCRIP DIVIDEND REFERENCE PRICE

Prudential plc announces a correction to the scrip dividend reference price announced on 20 August 2008. The reference price for the fully paid extra shares to be issued to shareholders who elect to receive the scrip dividend alternative for the 2008 interim dividend will be 544.90 pence per share.

The reference price is calculated as the average of the middle market quotations for the Company’s shares as derived from the Daily Official List of the London Stock Exchange for the five business days, which commenced on 13 August 2008.

Further details of the scrip dividend alternative can be found on our website:

http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/dividendinfo/scripdividend/

Name of contact & telephone numbers for queries:

Group Secretariat

Emma Jacobs 020 7548 3931

Susan Henderson 020 7548 3805

NOTE:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary